UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-33299

(Check One:)

☐Form 10-K     ☒ Form 20-F     ☐ Form 11-K    ☐ Form 10-Q     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:  January 31, 2014

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:_______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I — REGISTRANT INFORMATION

Xiana Mining Inc.

Full Name of Registrant

Dorato Resources Inc.

Former Name if Applicable

#507, 837 West Hastings Street

Address of Principal Executive Office (State and Number)

Vancouver, BC  V6C 3N6

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant cannot file on a timely basis its Annual Report on Form 20-F for the period ended January 31, 2014, which is due to be filed with the Securities and Exchange Commission by May 30, 2014. The Registrant expects that such filing will be made within fifteen calendar days of the due date, as required for the extension provided by Rule 12b-25(b) promulgated under the Securities Exchange Act of 1934.

The principal reason for the Registrant's inability to file at this time is due to the late delivery of the audited financial statements. The Company intends to file its Form 20-F with the SEC as promptly as practicable.

PART IV -- OTHER INFORMATION

(1)

Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Rowland Perkins	(604)	685-1017
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes   ☐   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Xiana Mining Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 2, 2014	By:	/s/ Rowland Perkins
Rowland Perkins Chief Executive Officer